CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

November 26th, 2007

OTC.BB (US): CPTPF

CIBT Signs Cooperation Agreement with Tianjin University, China

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CPTPF) reports that its subsidiary, CIBT School of Business and Technology Corp., has signed an agreement to establish a CIBT Education Center at the prestigious Tianjin University in Tianjin city, China. This new CIBT center will deliver a variety of CIBT programs offered by CIBT and its US and Canadian academic partners.  This agreement replaces the Letter of Intent announced on July 5, 2007.

“We are proud to be associated with Tianjin University,” commented Toby Chu, Vice Chairman and CEO of CIBT Education Group Inc. “This latest cooperation effort once again is evidence of our continued and successful efforts to expand our geographic presence and establish a nation-wide delivery network to many tier 2 and tier 3 cities across China by establishing cooperation partnerships with some of the best institutions of higher learning in China.”

About Tianjin University:

Established in 1895 by the Qing Dynasty, Tianjin University was originally named Beiyang University taking on its present name in 1951, and was the first educational institution of higher learning in China. For over 115 years, Tianjin University has been one of the best and most prestigious universities in China. Tianjin University has grown into a National Key University directly under the administration of the Ministry of Education of China.

About Tianjin City, Tianjin Province:

Tianjin City is located approximately 100 km from Beijing, and is the provincial capital of Tianjin Province.  Tianjin city is the third largest municipality in China in terms of land area size.  With a population of over 10 million, Tianjin City had a nominal GDP of US$45.8 billion in 2005, a year-over-year increase of 14.5%.  The manufacturing sector is the largest and fastest growing sector in the city’s economy, and construction of an Airbus A320 assembly facility is currently underway with the first aircraft expected to roll off the production line in 2008.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. Founded in 1986, CIBT Education Group has a long track record of success in the international business arena.  Its subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  CIBT delivers US and China accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cibt.net

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